

Mailstop 4628

August 30, 2016

Via E-mail
Mr. Bongani Nqwababa
Chief Financial Officer
Sasol Limited
1 Sturdee Avenue
Rosebank 2196, South Africa

      Re: **Sasol Limited**
                Form 20-F for the Fiscal Year Ended June 30, 2015
                Filed October 9, 2015
                File No. 1-31615

Dear Mr. Nqwababa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2015

Supplemental Oil and Gas Information (Unaudited), page G-1

Standardized Measure of Discounted Future net Cash Flows Relating to Proved Reserves, page G-9

1.   Based on your response to comment one, it appears that the contracted transportation capacity reservation costs must be incurred in order to deliver your produced sales gas to market. Given this, it appears that the portion of those costs incurred over the forecast life of your proved reserves should be considered in determining the economic producibility of those reserves. To the extent that the revenue from your proved reserves does not offset the costs of operation, including applicable transportation costs, the

quantities would not be considered economically producible and should not be reported as proved reserves.

2. Please expand your disclosure to provide an explanation for the negative undiscounted future net cash flows relating to proved reserves for Canada and Gabon. Refer to FASB ASC 932-235-50-36.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources